BEFORE THE PUBLIC SERVICE COMMISSION
                            OF THE STATE OF DELAWARE


IN THE MATTER OF THE APPLICATION         )
OF DELMARVA POWER & LIGHT COMPANY,       )
CONECTIV COMMUNICATIONS, INC.,           )
POTOMAC ELECTRIC POWER COMPANY           )        Docket No. 01-___
AND NEW RC, INC., FOR APPROVAL           )
UNDER 26 DEL. C.ss.ss.215 and 1016       )
(Filed May 11, 2001)                     )



                                 APPLICATION OF
                         DELMARVA POWER & LIGHT COMPANY,
                         CONECTIV COMMUNICATIONS, INC.,
                         POTOMAC ELECTRIC POWER COMPANY
                         AND NEW RC, INC. FOR APPROVALS
                      UNDER 26 DEL. C. ss.ss. 215 AND 1016

     Delmarva Power & Light Company ("Delmarva"), Conectiv Communications, Inc. ("CCI"), Potomac Electric Power Company ("Pepco"), and New RC, Inc. ("New RC") (collectively, the "Applicants") hereby seek all requisite authority and necessary Commission approvals under Delaware law for proposed mergers (the "Merger") involving the Applicants. Specifically, the Applicants seek approval:
1) for Delmarva and CCI, indirectly by merger, to become wholly-owned subsidiaries of a new holding company (New RC) that will also own Pepco, Pepco's current affiliates, and the current affiliates of Delmarva and CCI; 2) for the acquisition of control of Delmarva and CCI by New RC; and 3) to track costs to achieve the Merger, deferring to a later date a ruling as to the appropriate ratemaking treatment for such costs. The transactions are described in detail in an Agreement and Plan of Merger dated February 9, 2001, by and between Conectiv, Pepco and New RC (the "Merger Agreement").

     Applicants respectfully request approval within 120 days after submission of this filing, consistent with the deadline established in 26 Del. C. ss. 1016. Applicants intend to close the Merger (the "Closing") within five days of the receipt of all necessary regulatory approvals, which are expected to be obtained by or about December 31, 2001.

     In support of this Application, the Applicants respectfully represent:

     I.   DESCRIPTION OF APPLICANTS

          1. Delmarva, a Delaware and Virginia corporation, is a wholly-owned subsidiary of Conectiv, a registered public utility holding company under the federal Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Conectiv, a Delaware corporation, was formed as a result of a merger involving Delmarva and Atlantic City Electric Company ("ACE") approved by this Commission in 1997. Delmarva provides electric utility service to approximately 480,000 electric customers in an area encompassing about 6,000 square miles in Delaware, Maryland and Virginia. Delmarva also provides natural gas service to approximately 109,000 customers in a 275 square-mile service area in northern Delaware. ACE, a New Jersey corporation, serves approximately 500,000 electric customers in a 2,700 square-mile area of southern New Jersey.

          2. CCI, a Delaware corporation and wholly-owned subsidiary of Conectiv, provides local and long distance telecommunications services in Delaware, Pennsylvania, Maryland and New Jersey. In Delaware, CCI provides service to approximately 11,000 customers.

          3. Pepco, a District of Columbia and Virginia corporation with its headquarters in the District of Columbia, distributes electricity to approximately 480,000 customers in Maryland and 220,000 customers in the District of Columbia. Pepco's electric distribution services are subject to regulation by the Public Service Commissions of Maryland and the District of Columbia. Pepco, like Delmarva, is a member of the PJM Interconnection, LLC ("PJM") and its transmission facilities are subject to PJM procedures. Pepco's default service obligations in Maryland and the District of Columbia are currently met through a purchase power agreement with a non-affiliated company that acquired most of the generation facilities that Pepco previously owned. 806 MW of peak-load capacity was not sold by Pepco, but has been transferred to a Pepco subsidiary. In a July 20, 2000, study, J.D. Power and Associates reported that Pepco had the highest customer satisfaction ranking among electric utilities in the Eastern Region of the United States.

          4. New RC, a Delaware corporation, is a recently formed subsidiary of Pepco. The Merger will result in New RC becoming: i) a registered public utility holding company under PUHCA; and ii) the owner of Conectiv and Pepco. At or prior to Closing, New RC will change its name. New RC will be headquartered in the District of Columbia.

          5. If the Merger is approved, considered together, Pepco, Delmarva and ACE will form the largest electric delivery organization in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales. The companies will serve a total of approximately 1.8 million utility customers in Delaware, the District of Columbia, Maryland, New Jersey, and Virginia.

     II.  SUMMARY DESCRIPTION OF THE MERGER

          A.   Legal Entities and Management

          6. The Merger is an acquisition of Conectiv through a transaction resulting from an auction voluntarily conducted by Conectiv's board of directors. The Merger Agreement is attached hereto as Exhibit A and contains a detailed description of the Merger. In summary, two New RC subsidiaries will be established to implement the Merger. Merger Sub A will be merged into Pepco, with Pepco as the surviving company. Merger Sub B will be merged into Conectiv, with Conectiv as the surviving company. Together with a proposed exchange of shares, these mergers will make New RC the owner of Conectiv and Pepco. Conectiv will continue to own Delmarva, ACE, CCI and the other current Conectiv subsidiaries (except for Conectiv Resource Partners, Inc. ("CRP"), which will become a first-tier subsidiary of New RC). Pepco will continue to be an operating utility company. Its existing subsidiary, Pepco Holdings, Inc. ("PHI"), will continue to own its current subsidiaries. A decision has not yet been made as to whether PHI will be a first-tier subsidiary of New RC or will continue to be owned by Pepco. Exhibit B sets forth charts of the organizational structures of the companies before and after the Merger, simplified to show only major subsidiaries. There are no plans to reorganize the operating utility companies under a single intermediate holding company or into a single corporate entity.

          7. CRP, which is Conectiv's service company under PUHCA, currently provides certain services to both Delmarva and ACE as well as to other Conectiv companies, pursuant to service agreements on file with the Securities and Exchange Commission. It is expected that CRP will continue to provide such services for various Conectiv companies and may also provide similar services to an as-yet-undetermined degree to New RC, Pepco and/or Pepco subsidiaries.

          8. Mr. John M. Derrick, Jr., Pepco's current Chairman of the Board and Chief Executive Officer, will serve as Chairman and CEO of New RC. Mr. Thomas S. Shaw, Conectiv's current President and Chief Operating Officer, will continue in those capacities for Conectiv. Conectiv's current Chairman and Chief Executive Officer, Mr. Howard E. Cosgrove, will retire at Closing.

          9. The board of directors of New RC will consist of twelve persons, at least two of whom will be members of Conectiv's existing board of directors and the remainder of whom will come from Pepco's board of directors.

          10. Pepco will continue to be headquartered in Washington, D.C., and Conectiv will remain headquartered in Wilmington, Delaware. Day-to-day operational decisions will continue to be made by the two companies from their respective headquarters. B. Financial Aspects of the Merger

          11. Under the Merger Agreement, New RC will effectively acquire Conectiv for a total consideration of approximately $2.2 billion in cash and stock. Pepco stockholders will receive one share of New RC's common stock, on a tax-free basis, for each share of Pepco common stock they hold. Conectiv common stockholders will have the option to receive either $25.00 in cash or New RC's shares, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. The amount of stock to be issued in the Merger is subject to a fixed-price "collar" for Pepco stock prices between $19.50 and $24.50, such that each Conectiv share would be converted into not less than 1.02041 and not more than 1.28205 shares of New RC common stock. The transaction is expected to be tax-free to the extent that Conectiv stockholders exchange their shares for New RC common stock. As provided by Conectiv's certificate of incorporation, each holder of Class A stock will receive 86.8 percent of the per share value received by the other common stockholders, or $21.69, subject to the same proration and collar provisions as the other common stockholders.

          12. Although the exact exchange ratio and value of the New RC common stock that Conectiv shareholders will receive in the transaction will not be determined until shortly before the Closing, it is estimated that, based on the number of common shares currently outstanding on a fully diluted basis, Pepco stockholders will own approximately 67 percent and Conectiv stockholders will own approximately 33 percent of the common equity of New RC.

          13. Excluding the effects described above on Conectiv's common stock, the Merger does not require exchanges, redemptions, or repurchases of any outstanding preferred stock, bonds, or other securities of Conectiv, Delmarva, or any other Conectiv company.

          14. The cash portion of the acquisition will be financed through cash on hand, including Pepco's share of the proceeds from a recently completed sale of generating assets, as well as external financing.

          15. The costs to achieve the Merger have not been quantified at this time.

          16. Consummation of the Merger is subject to the approval of Conectiv and Pepco shareholders, the receipt of required federal and state regulatory approvals, and other customary conditions. Applicants desire to close the Merger as soon as possible and no later than the first quarter of 2002. Delays beyond that time would likely increase total transaction and transition costs while delaying realization of the benefits of the Merger.

     III. THE PROPOSED MERGER AND CHANGE
          OF CONTROL IS IN ACCORDANCE WITH
          LAW, FOR A PROPER PURPOSE AND
          CONSISTENT WITH THE PUBLIC INTEREST

          17. The Commission has jurisdiction over the proposed Merger pursuant to 26 Del. C.ss.ss.215(a)(1) and (b), which, respectively, require Commission approval: (1) prior to the merger of Delmarva or CCI with any other person or company (i.e., the indirect merger of Delmarva and CCI via a merger of Conectiv with Merger Sub B); and (2) prior to New RC's acquiring control of Delmarva and CCI. In addition, 26 Del. C.ss.ss.1016(a) and (b) provide guidance for the Commission's review of the Merger.

          As set forth in 26 Del. C.ss.215(d):

               The Commission shall approve any such proposed merger . . . or acquisition when it finds that the same is to be made in accordance with law, for a proper purpose and is consistent with the public interest.

          As set forth in 26 Del. C.ss.1016(a):

               [T]he Commission shall, in addition to considering the factors set forth in ss. 215 of Title 26, take such steps or condition any transfer in such a way as to insure that any successor will continue safe and reliable transmission and distribution services.

          26 Del. C.ss.1016(b) requires that certain labor-related obligations of Delmarva be addressed.

          18. Attached as Exhibit C is an opinion of Delaware counsel that, upon meeting the conditions set forth in the Merger Agreement, including receiving approval of this Commission, the Merger will satisfy the applicable statutory standards. Further support for the proposition that the Merger is consistent with the public interest is described below and more thoroughly addressed in the attached testimony.

          19. The Merger will create a group of regional companies with sufficient size to succeed in the increasingly competitive utility and energy services marketplace.

          A. The larger number of electric customers served and kilowatt-hours delivered by the companies, considered together, will enhance the ability of Delmarva, ACE and Pepco to acquire and implement new technologies to maintain and improve reliability and customer service. Examples of areas in which such new technologies might be available include outage management systems, advances in distribution technologies and customer call center operations.

          B. The Merger will also facilitate the more efficient deployment of field crews and equipment and customer service representatives in emergencies.

          C. The Applicants will establish processes to identify and implement the "best practices" of the companies.

          20. The Applicants are not proposing to effect any changes in electric, gas, or telecommunications rates in connection with the Merger. As provided as part of Delmarva's restructuring proceeding, Docket No. 99-163, rates for residential electric customers in Delaware were reduced an average of about 7.5% on October 1, 1999, from levels previously found to be cost-based and just and reasonable. The reduced residential rates have been frozen until September 30, 2004, and the rates in effect for other customer classes have been frozen until September 30, 2003. The Merger is expected to have no adverse effect on CCI operations. CCI's rates for telecommunications services are established primarily by market forces and thus will not be affected by the Merger.

          21. The operating utility companies will maintain separate rates (i.e., there are no plans to "blend" the fuel or power purchase costs that underlie the default service rates within the individual operating utilities or to reset distribution and transmission rates on an aggregated system-wide basis). The Applicants expect, however, that the Merger will enable them to achieve efficiencies and cost savings in the future. Such efficiencies and cost savings, net of Merger-related costs, will be reflected in the electric and gas cost of service studies prepared in connection with future rate proceedings and thus reduce the size of future rate increase requests. In addition, future benefits from economies of scale in procuring electricity supply on reasonable terms may result from the Merger to the extent that this and other Commissions were to require Delmarva, ACE, and Pepco to continue to provide standard offer electric supply service to their retail customers after the end of the rate freeze or rate cap periods within those jurisdictions. Under those circumstances, Delmarva's ability to procure the necessary electricity supply on reasonable terms will be enhanced because the companies, considered together, would be purchasing energy for a far greater number of customers than would be the case for Delmarva as a part of Conectiv alone.

          22. Since 1999, Delmarva has accelerated its delivery-related reliability investments and the Merger will not detrimentally affect any of those planned investments. These investments should significantly reduce concerns regarding reliability of electricity distribution in the southern part of the Delmarva peninsula and should also help to moderate price effects caused by PJM's locational marginal pricing mechanisms used during periods of transmission congestion. In addition, new generation being added by third parties on the peninsula and mechanisms adopted in the last year by PJM and the FERC with respect to the treatment and calculation of congestion charges should further ameliorate any concerns regarding locational marginal pricing. The Merger will not detrimentally affect any of those planned third-party generation projects or PJM's operations.

          23. In addition, and to express in concrete terms their commitment to maintaining a high quality of customer service and the reliability of the electric transmission and distribution systems, Delmarva, Pepco and ACE are proposing in the various regulatory jurisdictions several specific service quality guarantees for their customers. These service quality guarantees show a continuing commitment to maintaining safe and reliable transmission and distribution service, consistent with the standard set forth in 26 Del. C. ss. 1016(a).

          24. The proposed service quality guarantees are summarized below. Each of these proposed guarantees is subject to parameters and limitations that are described in more detail in the attached testimony and exhibits. The limitations generally involve failures to meet a guarantee due to an event outside the utility's control (e.g., major storms, customer interference, labor disruptions, or other events of force majeure). In some instances, the guarantee applies only to certain customer classes.

          25. Five customer service guarantees, applicable for both electric and gas utility services, are proposed:

          a) Customer Appointments: Commencing 90 days after Closing, for certain customer field services requiring a face to face meeting, such as special meter reads for inside meters, meter tests requested by the customer, field billing investigations, meter/service upgrades, and service relocations, Delmarva guarantees to keep scheduled appointments within a specified four-hour window (either 8 a.m. to 12 noon or 12 noon to 4 p.m.) If Delmarva fails to keep the appointment, and no limitation or exclusion applies, the customer will be credited $25 on the customer's next bill.

          b) New Residential Service Installation: Commencing 90 days after Closing, Delmarva will guarantee installation of new residential services within 10 days of the customer completing all required make-ready activities, including providing a legal and work-ready right-of-way, electrical inspections and payment of all required fees. If Delmarva fails to meet this customer guarantee, and no limitation or exclusion applies, a credit of $100 will be paid to the customer on the first bill for service at the service location.

          c) Residential Bill Accuracy: Commencing 90 days after Closing, and subject to various parameters and limitations, Delmarva will guarantee the financial accuracy of the total charge for regulated electric services. If the bill is adjusted based on a customer inquiry, and no limitation or exclusion applies, the customer and all other similarly situated customers will be credited $5 in addition to the appropriate billing adjustments.

          d) Call Center Service Level: Effective January 1st following Closing, the companies will commit to answering at least 70% of the inbound calls received at the companies' switches within 30 seconds. This will include calls successfully handled by a Voice Response Unit. This performance metric will be the integrated performance of all the companies' call centers serving regulated customers. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          e) Call Center Abandonment Rate: Effective January 1st following Closing, the companies will commit to having an integrated call abandonment rate of less than 10% across all their call centers servicing regulated customers. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          26. Four reliability guarantees, applicable to electric utility service, are proposed:

          f) Outage Restoration: Commencing 90 days after Closing, Delmarva will guarantee electric restoration within 24 hours of a reported service outage, subject to specified parameters and limitations. If Delmarva fails to restore service within 24 hours of notification, and no limitation or exclusion applies, each affected and eligible customer will be issued a $50 credit on the customer's next bill.

          g) Customer Average Interruption Duration Index ("CAIDI"): One year after full Outage Management System ("OMS") implementation, which is due to be completed by 2002 or 2003, Delmarva will guarantee that the CAIDI in its Delaware, service area does not exceed 2 standard deviations above its historical mean in its Delaware service area, calculated by using at least one full year of post-OMS data in conjunction with adjusted pre-OMS data. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          h) System Average Interruption Frequency Index ("SAIFI"): One year after full OMS implementation Delmarva will guarantee that the SAIFI in its Delaware service area does not deteriorate by more than 2 standard deviations from the historical mean in its Delaware service area, again calculated using at least one full year of post-OMS data in conjunction with adjusted pre-OMS data. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          i) Individual Circuit Improvement: Effective January 1st following Closing, Delmarva will commit to a poor circuit improvement program in Delaware. Each year, distribution feeder circuits will be ranked by outage performance and Delmarva will develop cost effective improvement plans for the worst circuits. Delmarva will guarantee that individual circuits will not be on this list more than 2 years in a row. These improvement plans will be filed with the Commission annually.

          27. The requirements of 26 Del. C. ss. 1016(b) are met. As set forth in section 5.6(b)(i) of the Merger Agreement, the proposed transaction will not result in a termination or impairment of existing labor contracts. The joint testimony of Messrs. Derrick and Shaw explains the commitment to good faith bargaining in future negotiations, including any modifications of existing labor contracts and to mitigate any adverse effects of the transactions on union-represented employees. (Because Delmarva's unionized employees will continue to be employed by Delmarva for an indeterminate amount of time after Closing, New RC will not be hiring an "initial" workforce to operate Delmarva's assets within Delaware. Therefore, the Merger does not implicate 26 Del. C. ss. 1016(b)(3) relating to offers for the initial hiring of union-represented employees upon a sale, merger or acquisition of Delmarva's assets located in Delaware).

          28. The Merger, for accounting purposes, is treated as an acquisition of Conectiv by Pepco. The use of the purchase method of accounting results in goodwill that will be recorded and amortized by New RC in consolidation. The holding company structure of the Merger allows assets recorded in the individual accounts of Atlantic Electric, Delmarva and Pepco to continue to remain the same as before the Merger. As a consequence, plant accounts of Delmarva will not be affected. Goodwill recorded by New RC will not be "pushed down" onto the books of Delmarva or Conectiv. The only anticipated accounting entries that will need to recorded will be reclassifications to reflect the change to no par value common stock. This will require Pepco and Conectiv to make reclassifications between balance sheet accounts such as 201 (common stock issued), account 209 (reduction in par or stated value of capital stock) as well as possibly account 211 (miscellaneous paid-in capital).

          29. Delmarva does not request that this Commission at this time make a determination as to the proper ratemaking treatment of costs to achieve the Merger. Delmarva does request any necessary approvals from the Commission to track such costs for later consideration.

     IV.  ATTACHMENTS AND PROCEDURAL MATTERS

          30. Attached hereto are the following Exhibits:

     Exhibit A The Agreement and Plan of Merger, dated February 9, 2001. Exhibit B Corporate Structures Prior to and After Transaction. Exhibit C Opinion of Delaware Counsel.
     Exhibit D  Maps of Electric Service Territories.

          31. Attached hereto in support of this Application and on behalf of the Applicants are the testimony and exhibits of the following:

          A. Mr. John M. Derrick, Jr., Pepco's Chairman and Chief Executive Officer, and Mr. Thomas S. Shaw, Conectiv's President and Chief Operating Officer, present an overview of the Merger and describe some of the benefits to be derived from the Merger, including enhanced reliability. They also emphasize New RC's commitment to enhancing the levels of customer satisfaction in Delaware and discuss Pepco's record as the highest rated electric utility for residential customer satisfaction in the Eastern Region of the United States.

          B. Dr. Joe D. Pace, an economist, has reviewed the Merger and will present his analysis of the long-term qualitative benefits of the Merger and some of the reliability and customer service technologies that the operating utility companies will be able to implement, at a lower cost, to the benefit of customers.

          C. Mr. Derek W. HasBrouck, a recognized expert in the field of customer service standards, describes the service quality guarantees that Delmarva will offer to its Delaware customers following completion of the Merger.

          32. Attached is a draft proposed order and public notice for Commission consideration.

          33. Communications and correspondence relating to the proceedings herein should be sent to:

                      J. Mack Wathen
                      Director, Planning, Finance & Regulation
                      Conectiv
                      Route 273 & I-95
                      401 Eagle Run Road
                      P. O. Box 9239
                      Newark, DE  19702
                      302-454-4585
                      302-454-4440 (facsimile)
                      mack.wathen@conectiv.com

                      Randall V. Griffin
                      Peter F. Clark
                      Delmarva Power & Light Company
                      800 King Street
                      P. O. Box 231
                      Wilmington, Delaware  19899
                      302-429-3016
                      302-429-3801 (facsimile)
                      randall.griffin@conectiv.com

                      Kirk J. Emge
                      Vice President, Legal Services
                      Potomac Electric Power Company
                      1900 Pennsylvania Avenue, N.W.
                      Washington, D.C.  20068
                      202-872-3252
                      202-872-3281 (facsimile)
                      kjemge@pepco.com

     V.   CONCLUSION AND REQUESTED APPROVALS

          The proposed Merger is in accordance with law, for a proper purpose and consistent with the public interest.

          WHEREFORE, Delmarva Power & Light Company, Conectiv Communications, Inc., Potomac Electric Power Company and New RC, Inc. request that the
Commission:

          A. Order the publication of public notice;

          B. Approve the indirect merger of Delmarva and CCI via a merger of Conectiv with Merger Sub B;

          C. Approve the acquisition of control of Delmarva and CCI by New RC;

          D. Approve the tracking of costs to achieve the Merger, while deferring consideration of any decision regarding the appropriate ratemaking treatment of such costs;

          E. Grant all other authority and approvals required from the Commission under Delaware law for the transactions described herein;

          F. Take the above actions within 120 days and otherwise expedite review and consideration of the proposed Merger so that Closing may occur as soon as possible; and

          G. With respect to all such authority and approvals, grant them subject to the closing of the transactions contemplated by the Merger Agreement.

                                        Respectfully submitted,


DELMARVA POWER & LIGHT                        CONECTIV COMMUNICATIONS, INC.
COMPANY



J. Mack Wathen                                Charles B. Houghton, Jr.
Assistant Treasurer                           President
800 King Street                               252 Chapman Road
P.O. Box 231                                  Christiana Building
Wilmington, DE  19899                         P. O. Box 6066
                                              Newark, DE  19714-6066

NEW RC, INC.                                  POTOMAC ELECTRIC POWER COMPANY



Dennis R. Wraase
President                                     Kirk J. Emge
1900 Pennsylvania Avenue, N.W.                Vice President -- Legal Services
Washington, D.C.  20068                       1900 Pennsylvania Avenue, N.W.
                                              Washington, DC  20068







DATED:   May 11, 2001